Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d) (1) or 13(e) (1) of the Securities Exchange
Act of 1934

(Amendment No._____)

The Asia Pacific Fund, Inc.

(Name of Subject Company (issuer))

The Asia Pacific Fund, Inc. (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

044901106

(CUSIP Number of Class of Securities)

Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-3820

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation $	Amount of filing fee $
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________________

Form or Registration No.: __________________________________

Filing Party: _____________________________________________

Date Filed: ______________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

FOR IMMEDIATE RELEASE

Contacts:
Citigate Dewe Rogerson Patricia Baronowski/Susan Sweeney 1 (212) 727-8357	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

ASIA PACIFIC FUND ANNOUNCES ADDITIONAL TENDER OFFER

(NEW YORK, NY September 25, 2001) – The Asia Pacific Fund, Inc. (NYSE, PSE: APB) announced today that the Fund’s Board of Directors has approved a tender offer to be conducted during the fourth quarter of this year for 10% of the Fund’s outstanding shares as of the commencement of the offer at a price representing a 10% discount from the net asset value per share at the termination of the offer. The tender offer is the second to be conducted pursuant to a program announced in September 2000. As part of the program, the Board of Directors committed to conduct tender offers during the fourth quarters of 2001 and 2002 if during 13-week measurement periods ending the last Friday in August 2001 and 2002, shares of the Fund traded on the New York Stock Exchange at an average weekly discount from net asset value greater than 15%. The 2002 tender offer would also be for at least 10% of the Fund’s outstanding shares at the commencement of the offer at a 10% discount from net asset value. All of the tender offers are in addition to the previously announced open market share repurchases.

On September 21, 2001, the Fund’s net asset value per share was $7.61, and the closing price on the New York Stock Exchange was $6.01, representing a 21% discount from net asset value.

Michael Downey, Chairman of the Board, stated that “The Board continues to be concerned about the discount levels at which the Fund’s shares have been trading. The pricing of the tender offers at a 10% discount from net asset value is designed to benefit all stockholders. Tendering stockholders are able to sell shares at discounts from net asset value that are lower than current market discounts, while all remaining stockholders benefit from the anti-dilutive effect of the Fund’s purchasing its shares at below net asset value.”

The Asia Pacific Fund is a diversified, closed-end U.S. registered management investment company managed by Baring Asset Management (Asia) Limited. As of September 21, 2001, the Fund’s total net assets were approximately $117 million.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. An offer will be made only by an Offer to Purchase and the related Letter of Transmittal.

Offers to Purchase and their related Letters of Transmittal when available should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site of the Securities and Exchange Commission. The Fund will also make available to its stockholders, without charge, the Offers to Purchase and Letters of Transmittal.

For general information, contact Citigate Dewe Rogerson 800-626-0993.